EXHIBIT 99.1

Lifeway Foods, Inc. For Immediate Release

Lifeway Foods Reports Record 3rd Quarter 2009 Revenues and Earnings Results

-	Q3 Revenues Up 37%
-	Q3 Gross Profit Increases 77%; Q3 2009 Gross Margins up to 41% from 31% in Q3 2008
-	Q3 2009 Operating Income Increases 121% from same period in 2008
-	Q3 2009 Pre-tax Income Increases 168% from same period in 2008

Morton Grove, IL—November 16, 2009—Lifeway Foods, Inc., (Nasdaq: LWAY), makers of the nutritious, probiotic dairy beverage called kefir, announced today for the third quarter ended September 30, 2009, total consolidated group sales increased by $4,193,594, (approximately 37%) to $15,433,876 during the three month period ended September 30, 2009 from $11,240,282 during the same three month period in 2008. This increase is primarily attributable to increased sales and awareness of Lifeway’s flagship line, Kefir, as well as ProBugs® Organic Kefir for kids.  Additionally, Lifeway recorded revenues from its February 6, 2009 acquisition of Fresh Made Dairy.  Included in the total group sales was approximately $2,190,000 of revenue related to this acquisition and recorded during the third quarter of 2009.

Cost of goods sold as a percentage of sales, excluding depreciation was approximately 58% during the third quarter 2009, compared to about 67% during the same period in 2008. The decrease was primarily attributable to the decreased cost of conventional milk, our largest raw material, and the cost of transportation and other petroleum based production supplies.  Gross profit increased approximately 77% during the third quarter of 2009, when compared with the same period in 2008.

Operating expenses as a percentage of sales were approximately 20% during the third quarter 2009, compared to about 18% during the same period in 2008.   This increase is primarily attributable to a 111% increase in amortization expense, a non cash expense, related to the February 6, 2009 acquisition of Fresh Made Dairy.

Total operating income increased by $1,772,193, (approximately 121%) to $3,239,432 during the third quarter 2009, from $1,467,239 during the same period in 2008.

Total income before taxes increased by $1,884,819 (approximately 168%) to $3,007,652 during the third quarter 2009, from $1,122,833 during the same period in 2008.

Provision for income taxes was $1,636,911, or a 54% tax rate, for the third quarter ended September 30, 2009, compared with a provision for income taxes of $267,917, or a 24% tax rate, for the same period in 2008.

Total net income was $1,370,741 or $.08 per share for the third quarter ended September 30, 2009, compared with $854,916 or $.05 per share in the same period in 2008.  This represents a 60% increase in net income from the third quarter 2009 when compared to the same period in 2008.

Nine-Month Period Ended September 30, 2009

Total income before taxes increased by $4,440,498, (approximately 110%) to $8,474,370 during the nine-month period ended September 30, 2009, from $4,033,872 during the same period in 2008.

Provision for income taxes was $3,024,261, or a 36% tax rate, for the nine-month period ended September 30, 2009, compared with a provision for income taxes of $1,378,632, or a 34% tax rate, for the same period in 2008.

Total net income was $5,450,109, or $.32 per share for the nine-month period ended September 30, 2009, compared with $2,655,240, or $.16 per share in the same period in 2008.  This represents a 105% increase in net income from the nine-month period ended September 30, 2009 when compared to the same period in 2008.

Net cash provided by operating activities was $5,504,144 during the nine months ended September 30, 2009, which is an increase of $1,872,155 when compared to the same period in 2008.

Edward Smolyansky, CFO commented, “We are extremely pleased at our record third quarter 2009 results.  This was again the best quarter in our company’s history from both the revenue side as well as the bottom line.  Even though the cost of our conventional milk and other raw materials has increased during in the third quarter, our gross margins have remained strong and consistent.”

Smolyansky added, “During the fourth quarter, weekly sales volumes continue at a record pace, and existing customers are consistently increasing their orders from previous weeks.  Additionally, starting in late December, we will resume shipments to Costco in the Midwest, the first shipments since June 2009.   Our cash flows remain very robust, and just this past couple of weeks, we paid down approximately $1.5 million in debt taken out to finance our February 6, 2009 acquisition as well as other current and long term liabilities.”

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
www.Kefir.com and www.StarfruitCafe.com

Find Lifeway Foods, Inc. on Facebook: http://www.facebook.com/lifeway.kefir,
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About Lifeway Foods

Lifeway Foods, Inc., recently named one of Fortune Small Business' Fastest Growing Companies for the 4th consecutive year,  is America's leading supplier of the cultured dairy product known as Kefir, and America’s sole supplier of Organic Kefir.  Lifeway Kefir is a dairy beverage that contains 10 exclusive live and active probiotic cultures. While most regular yogurt contains only two or three of these "friendly" cultures, Lifeway Kefir products offer even more nutritional benefits.  Lifeway produces 12 different flavors of its drinkable Kefir and Organic Kefir beverage, and recently introduced a series of innovative new products such as a children’s line of Organic Kefir products called ProBugs (TM) with a no-spill pouch and kid-friendly flavors like Orange Creamy Crawler, Goo Berry Pie, and Sublime Slime Lime. In addition to its line of Kefir products, the company produces a variety of probiotic cheese products, and a line of products marketed in US Hispanic communities called La Fruta Drinkable Yogurt (yogurt drinks distinct from Kefir).

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

	(Unaudited)		(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Sales	15,433,876	$11,240,282	$43,649,383	$33,885,912

Cost of goods sold	8,892,088	7,505,794	24,994,778	22,403,574
Depreciation expense	288,613	197,366	859,044	581,920

Total cost of goods sold	9,180,701	7,703,160	25,853,822	22,985,494

Gross profit	6,253,175	3,537,122	17,795,561	10,900,418

Selling Expenses	1,231,216	957,978	3,176,162	3,171,269
General and Administrative	1,613,828	1,032,043	5,173,724	3,109,506
Amortization expense	168,699	79,862	508,086	239,585

Total Operating Expenses	3,013,743	2,069,883	8,857,972	6,520,360

Income from operations	3,239,432	1,467,239	8,937,589	4,380,058

Other income (expense):
Interest and dividend income	34,180	95,042	144,899	261,037
Rental Income	12,047	13,647	33,340	36,940
Interest expense	(99,864)	(71,928)	(364,337)	(226,851)
Impairment of marketable securities	—	(270,908)	—	(270,908)
Loss on Disposition of Equipment	—	—	(2,825)
Gain (loss) on sale of marketable
securities, net	(178,143)	(110,259)	(274,296)	(146,404)
Total other income (Expense)	(231,780)	(344,406)	(463,219)	(346,186)

Income before provision for income taxes	3,007,652	1,122,833	8,474,370	4,033,872

Provision for income taxes	1,636,911	267,917	3,024,261	1,378,632

Net income	$1,370,741	$854,916	$5,450,109	$2,655,240

Basic and diluted earnings per common share	0.08	0.05	0.32	0.16

Weighted average number of shares outstanding	16,798,623	16,730,650	16,799,134	16,867,890

COMPREHENSIVE INCOME

Net income	$1,370,741	$854,916	$5,450,109	$2,655,240

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on
marketable securities
(net of tax benefits)	114,628	(480,045)	326,060	(895,641)
Less reclassification adjustment
for (gains) losses
included in net income (net of taxes)	104,609	64,746	161,071	85,963

Comprehensive income	$1,589,978	$439,617	$5,937,240	$1,845,562